Vincent Sorgi Vice President and Controller Tel. 610.774.3621 Fax 610.774.6092 vsorgi@pplweb.com	PPL Corporation Two North Ninth Street, GENTW15 Allentown, PA 18101-1179 Tel. 610.774.5151 http://www.pplweb.com

July 22, 2011

VIA EDGAR

Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Correspondence from you dated July 19, 2011 concerning
PPL Corporation, PPL Electric Utilities Corporation,
PPL Energy Supply, LLC
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 6, 2011
File Nos. 1-11459, 1-00905 and 1-32944

PPL Corporation
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2011
File No. 1-11459

Dear Mr. Thompson:

This letter is in response to your correspondence dated July 19, 2011 concerning the filings listed above for PPL Corporation, PPL Electric Utilities Corporation and PPL Energy Supply, LLC.  In that letter, you asked that we respond to the comments within ten business days or advise the staff when we will respond.  As discussed during our July 21, 2011 phone conversation, we do not expect to be in a position to respond within the ten business day period, and we appreciate your agreeing to provide us up to an additional ten business days to respond.  We currently expect to respond no later than August 16, 2011.  In the meantime, please do not hesitate to contact me.  I can be reached at 610-774-3621.

Sincerely,

/s/ Vincent Sorgi

Vincent Sorgi
Vice President and Controller
PPL Corporation
PPL Electric Utilities Corporation
PPL Energy Supply, LLC